Teva Announces Initiation of New Drug Application and Positive Results from Second Human Abuse
Liability Study for CEP-33237 (Hydrocodone Bitartrate) Extended-Release Tablets

Comprehensive clinical development program, including nasal and oral HAL studies, support NDA submission for investigational pain medication formulated with
Teva’s proprietary abuse deterrence technology

Jerusalem, October 8, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced the initiation of a rolling New Drug Application (NDA) submission to the U.S. Food and Drug Administration for hydrocodone bitartrate extended-release tablets designed with Teva’s proprietary technology providing potential abuse-deterrent properties (CEP-33237) as allowed for fast track designated products. Teva expects to complete the NDA submission by the end of 2014. CEP-33237 is an investigational, 12-hour, acetaminophen-free, formulation of extended-release (ER) hydrocodone for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.

Teva also announced positive results from a nasal Human Abuse Liability (HAL) study which supports the NDA. The nasal HAL study found that in nondependent, recreational opioid users, abuse potential for crushed intranasal CEP-33237 was significantly lower than intranasal immediate-release (IR) hydrocodone.

“Teva understands the risk of opioid abuse is a societal challenge and one many health care professionals face in treating people living with chronic pain,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “While the science of abuse deterrence is rapidly evolving, we are pleased with the results of our HAL studies and the comprehensive clinical program that supports the NDA for CEP-33237.”

Teva has now completed positive HAL studies in the two most common routes of hydrocodone abuse, oral and intranasal.

•	In the intranasal HAL study, abuse potential was significantly lower for crushed intranasal CEP-33237 (45 mg) than for intranasal IR hydrocodone powder (45 mg) based on peak at-the-moment drug liking and peak overall drug liking (P=0.004 for both measures).

•	In the oral HAL study, abuse potential was significantly lower for crushed CEP-33237 (45 mg) powder than for IR hydrocodone (45 mg) based on peak at-the-moment drug liking (P<0.001). Overall drug liking was also significantly lower for crushed CEP-33237 compared to IR hydrocodone.

•	In both studies, intact CEP-33237 showed similar abuse potential to placebo.

“The comprehensive clinical program supporting CEP-33237 is an example of Teva’s long-term commitment to advancing responsible pain care,” said Richard Malamut, MD, Vice President of Global Clinical Development and Therapeutic Area Head of Pain at Teva. “While no product or technology can completely eliminate abuse, having both positive oral and nasal HAL data speaks to the potential of CEP-33237 as a chronic pain treatment option with abuse deterrence properties.”

Topline results from the CEP-33237 pivotal Phase III study announced on April 30, 2014, showed significant improvement in the treatment of patients’ chronic low back pain as measured by both weekly average Worst Pain Intensity (WPI) and weekly Average Pain Intensity (API) scores. The full results from the Phase III trial will be presented at the 15th World Congress on Pain hosted by The International Association for the Study of Pain (IASP) in Buenos Aires, October 6-11.

CEP-33237 demonstrated a safety profile in the Phase III study that is consistent with the known safety profile of hydrocodone and other opioid analgesic therapies. Adverse events reported in five percent or more of hydrocodone-treated patients during either the titration or double-blind treatment periods included: nausea, constipation, vomiting, headache, somnolence and dizziness.

About Chronic Pain

Chronic pain is persistent pain that is not amenable to treatments based upon specific remedies or to the routine methods of pain control. An Institute of Medicine (IOM) report estimates that chronic pain affects millions of American adults, including people who reported having “severe pain,” “moderate pain,” “joint pain,” “arthritis,” or functional limitation.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules, sold in more than 100 countries, and with a direct presence in about 60 countries. Teva’s specialty medicine businesses focus on CNS, including pain, respiratory, oncology, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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